The Manager
Company Announcements Office
Primary Markets Division
London Stock Exchange Tower
Old Broad Street
London EC2N 1HP



28th October 1999


Dear Sir

REUTERS HOLDING PLC

AVS Security Number: 175385

I enclose notification of a share purchase undertaken by the Chairman of Reuters Group PLC, Sir Christopher Anthony Hogg.

If there are any queries, please contact J Buswell, Group Regulatory Adviser.

Yours faithfully,





JANICE BUSWELL
GROUP REGULATORY ADVISOR


Enc.


cc:  Chairman
     PJ
     ROR
     RES Martin
     G Wicks
     B Pringle (Hoare Govett)

--------------
AVS No. 175385             The London Stock Exchange                    Ref: New
--------------             Primary Markets
                           Old Broad Street, London EC2N 1HP
                           Telephone 0171-797-3850 STX 33850

               PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED
  Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

--------------------------------------------------------------------------------
                              DEALINGS BY DIRECTORS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1)   NAME OF COMPANY

     Reuters Group PLC
--------------------------------------------------------------------------------
2)   NAME OF DIRECTOR

     Sir Christopher Anthony Hogg
--------------------------------------------------------------------------------
3) Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director
--------------------------------------------------------------------------------
4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     Barclays Share Nominees
--------------------------------------------------------------------------------
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     N/A
--------------------------------------------------------------------------------
6) Please state the nature of the transaction and the nature and extent of the directors interest in the transaction

     Purchase of Shares
--------------------------------------------------------------------------------
7)   Number of shares/amount of stock             8)   (    .      %)
     acquired                                          Less than 1%
     5000 shares                                       of issued Class
--------------------------------------------------------------------------------
9)   Number of shares/amount                      10)  (    .      %)
     of stock disposed                                 of issued Class

--------------------------------------------------------------------------------
11)  Class of security                            12)  Price per share

     Ordinary Shares                                   (pound)5.67
--------------------------------------------------------------------------------
13)  Date of transaction                          14)  Date company informed

     28 October 1999                                   28 October 1999
--------------------------------------------------------------------------------
15)  Total holding following this notification

     31,693 Ordinary Shares
--------------------------------------------------------------------------------
16) Total percentage holding of issued class following this notification

     Less than 1%
--------------------------------------------------------------------------------

IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

--------------------------------------------------------------------------------
17)  Date of grant

--------------------------------------------------------------------------------
18)  Period during which or date on which exercisable

--------------------------------------------------------------------------------
19)  Total amount paid (if any) for grant of the option

--------------------------------------------------------------------------------
20)  Description of shares or debentures involved:
     class, number

--------------------------------------------------------------------------------
21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

--------------------------------------------------------------------------------
22) Total number of shares or debentures over which options held following this notification

--------------------------------------------------------------------------------
23)  Any additional information

--------------------------------------------------------------------------------
24)  Name of contact and telephone number for queries

     Ms J. M. Buswell (0171) 542 8187
--------------------------------------------------------------------------------
25) Name and signature of authorised company official responsible for making this notification

     Date of Notification...28 October........1999.....
--------------------------------------------------------------------------------


     Group Regulatory Adviser
--------------------------------------------------------------------------------


 International Stock Exchange of the United Kingdom and the Republic of Ireland
          Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP